

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 10, 2009

By U.S. Mail and Facsimile to: (502) 625-2295

Nancy B. Davis
Executive Vice President, Treasurer and Chief Financial Officer
S.Y. Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

> **Re:** **S.Y. Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-13661**

Dear Ms. Davis:

We have reviewed your response filed with the Commission on June 5, 2009 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 79

Specific Elements of Compensation, and How Performance Impacts Each, page 13 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 1 in our letter dated May 26, 2009. We also note that you disclose the threshold performance targets for the annual cash incentive awards for three of your named executive officers, and in prior years you disclosed the entire range of performance targets for these three officers. Please tell us why your competitive harm argument is applicable to Messrs. Hillebrand and Poindexter and not the other named executive officers. Please

also tell us the basis for your decision to report only the threshold targets for the other three named executive officers, rather than the entire range of performance targets as disclosed in prior years.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney